Yaron Samid

Technology Entrepreneur • Investor • Founder & Managing Partner, TechAviv Founder Partners

Professional Summary

Israeli-American entrepreneur, investor, and startup community builder with a track record of founding, scaling, and exiting multiple technology companies. Founder and Managing Partner of TechAviv Founder Partners, a pre-seed venture fund and global founders network supporting high-growth startups. Previously founded and led BillGuard (acquired by Prosper Marketplace) and co-founded Pando Networks (acquired by Microsoft-related assets). Advisor, board member, and investor across AI, cybersecurity, fintech, biotech, and developer infrastructure companies.

Professional Experience

TechAviv Founder Partners / TechAviv   2007 – Present
Founder & Managing Partner / Founder & CEO

• Founded and scaled one of the world's largest global communities for Israeli startup founders and operators.
• Leads investments and founder support for startups across AI, biotech, cybersecurity, fintech, and enterprise software.
• Portfolio and ecosystem companies include Together.ai, Descope, Leo AI, Flytrex, Torq, and Cellular Intelligence.
• Built a global network connecting thousands of entrepreneurs, executives, and investors.

BillGuard   2009 – 2016
Founder & CEO

• Built a consumer fintech and security platform focused on fraud detection, billing errors, and personal finance analytics.
• Raised venture funding from top-tier investors including Khosla Ventures, Founders Fund, Innovation Endeavors, and Bessemer Venture Partners.
• Launched at TechCrunch Disrupt and earned recognition for innovation in big data and fintech.
• Company acquired by Prosper Marketplace.

Pando Networks   2004 – 2008
Founder, CPO & CMO

• Co-founded a peer-to-peer media distribution platform serving large-scale digital media delivery needs.
• Helped scale technology used for hundreds of millions of media downloads globally.
• Led product strategy, go-to-market execution, and marketing operations.

Board & Advisory Roles

• Founding Board Director, CloudLock (acquired by Cisco)
• Founding Board Director, Pond5 (acquired by Shutterstock)
• Advisory and board roles with companies including Zengo, Become, and Leo AI

Education

University of Maryland — BSc, Marketing
Technion – Israel Institute of Technology — Business Management & International Marketing

Core Expertise

Venture Capital • Startup Leadership • Product Strategy • Founder Community Building • Fintech • AI & Infrastructure • Growth & Marketing • Business Development • Venture Investing • Executive Leadership

Additional Highlights

• Frequent speaker and guest lecturer at startup, venture capital, and technology events.
• Guest lecturer at Stanford and Columbia Business School.
• Active investor and mentor to emerging founders in AI, cybersecurity, fintech, and biotech.